COMMENTS RECEIVED ON 08/10/2018

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Extended Market Index Fund

Fidelity Large Cap Index Fund

POST-EFFECTIVE AMENDMENT NO. 103

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity International Index Fund

Fidelity Total Market Index Fund

POST-EFFECTIVE AMENDMENT NO. 104

1)

All funds

C:

The Staff requests we make revisions to these registration statements that are identical, or as nearly identical as possible, to Fidelity Zero International Index Fund and Fidelity Zero Total Market Index Fund.

R:

The funds will revise their registration statements to incorporate the comments that the Staff provided to Fidelity ZERO International Index Fund and Fidelity ZERO Total Market Index Fund, each a series of Fidelity Salem Street Trust, on July 10, July 20 and July 26, 2018.

2)

Fidelity Extended Market Index Fund and Fidelity Large Cap Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

3)

Fidelity Extended Market Index Fund and Fidelity Large Cap Index Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

4)

Fidelity Extended Market Index Fund

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies.”

C:

The Staff requests that we add definitions of small and mid-cap companies in the fund’s strategies since they are referenced in the investment objective.

R:

The fund will add the following disclosure in the “Fund Summary – Principal Investment Strategies” section of its prospectus:

Normally investing at least 80% of assets in common stocks included in the Fidelity U.S. Extended Investable Market Index, which is a float-adjusted market capitalization-weighted index designed to reflect the performance of U.S. mid- and small-cap stocks. Mid- and small-cap stocks are considered to be stocks of the top 2,500 U.S. companies, excluding the largest 500 companies, based on float-adjusted market capitalization.

5)

Fidelity Extended Market Index Fund

“Fund Summary” (prospectus)

“Investment Objective”

“Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.

Small Cap Investing.  The value of securities of smaller, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.”

C:

The Staff notes the risks for small cap investing and mid-cap investing are almost identical and requests that the fund confirm that risk factors sufficiently describe the risks associated with the two investment types.

R:

The funds believe that the “Mid Cap Investing” and “Small Cap Investing” risk factors sufficiently describe the risks associated with investments in those types of securities, namely that the issuers are less well-known, may perform differently from the market as a whole, and may be more volatile than larger, more established issuers. Although these risk factors are almost identical, we believe that each risk factor reflects the risk of that particular investment type.

6)

Fidelity Large Cap Index Fund

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks to provide investment results that correspond to the total return of large-capitalization U.S. companies.”

C:

The Staff requests we add a definition of large cap companies in the fund’s strategies since it is referenced in the investment objective.

R:

The fund will add the following disclosure in the “Fund Summary – Principal Investment Strategies” section of its prospectus (as modified by the fund’s response to comment 7 below):

Normally investing at least 80% of assets in common stocks of large capitalization companies included in the Fidelity U.S. Large Cap Index, which is a float-adjusted market capitalization-weighted index designed to reflect the performance of the U.S. large capitalization stocks. Large capitalization stocks are considered to be stocks of the largest 500 U.S. companies based on float-adjusted market capitalization.

7)

Fidelity Large Cap Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in common stocks of large capitalization companies included in the Fidelity U.S. Large Cap Index℠, which is a float-adjusted market capitalization-weighted index designed to reflect the performance of the U.S. equity market, including large capitalization stocks.”

C:

The Staff requests we disclose what other capitalizations are included in the index since the principal investment strategy states “including” large capitalization stocks.

R:

The fund has updated the disclosure as follows:

Normally investing at least 80% of assets in common stocks of large capitalization companies included in the Fidelity U.S. Large Cap Index℠, which is a float-adjusted market capitalization-weighted index designed to reflect the performance of ~~the U.S. equity market, including~~ U.S. large capitalization stocks.

8)

Fidelity Extended Market Index Fund and Fidelity Large Cap Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

 “Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.”

C:

The Staff requests we disclose foreign exposure in the investment strategies of the appropriate fund or funds and add a summary of the risk to the Fund Summary risks for the appropriate fund or funds.

R:

Given the funds’ investment strategies, the funds are not subject to risks associated with foreign exposure.  As a result, the funds have removed this risk factor from their prospectus.

9)

Fidelity Extended Market Index Fund and Fidelity Large Cap Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that the current strategy and risk disclosure, as revised in the funds’ response to comment 8, is appropriate.